FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure: "Syngenta launches novel seed treatment insecticide"

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Paul Barrett		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 23 23
Fax:	+41 61 323 24 24	Paul Minehart		Lars Oestergaard
		USA	+ 1 202 737 8913	Switzerland	+41 61 323 6793
www.syngenta.com				USA	+1 202 737 6520

Basel, Switzerland October 30, 2013

Syngenta launches novel seed treatment insecticide

•	Unrivalled early season broad spectrum insect control
•	Powerful new grower tool for insect resistance management
•	Registered in Argentina; multiple crops and countries pending

Syngenta today announced the registration in Argentina of FORTENZA™, a novel seed treatment insecticide, for use on soybean, corn and sunflower. Further registrations are pending in multiple countries for both seed treatment and foliar uses across all major field crops. The global peak sales potential of the FORTENZA product family is expected to be around $300 million.

FORTENZA is based on the active ingredient (AI) cyantraniliprole, a second-generation diamide. It follows the 2008 launch of Syngenta’s highly successful DURIVO™ product family, used in soil and foliar applications, and based on the AI chlorantraniliprole. FORTENZA was specifically developed as a seed treatment to control lepidoptera as well as chewing and sucking pests. FORTENZA Duo combines cyantraniliprole with thiamethoxam to set a new standard for early season pest control, while complementing the performance of insect resistant seed traits.

Syngenta Chief Operating Officer, John Atkin, said: “The FORTENZA product family will help give crops the best possible start by providing growers with powerful new tools against pests, above and below the ground. Data from more than 1,000 multi-year field trials demonstrate long-lasting protection and unrivalled yield benefits across multiple crops. This launch underpins our record of seed treatment innovation and our focus on efficient and low dose chemistry.”

FORTENZA Duo will be available in Argentina for the current growing season.

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – October 30, 2013 / Page 1 of 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	October 30, 2013	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration